EXHIBIT 99.1

News Release dated May 31, 2022, Suncor Energy, together with joint venture owners, plan restart of West White Rose Project

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor Energy, together with joint venture owners, plan restart of West White Rose Project

Calgary, Alberta (May 31, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor has increased its ownership in the White Rose asset. In exchange for a cash payment of approximately $50 million from Cenovus to Suncor and in accordance with the conditional agreement announced on September 8, 2021, Suncor’s interest in the White Rose asset increases from 27.5% to 40.0% and in the West White Rose project from 26.1% to 38.6%.

The decision to restart the West White Rose project is the result of a robust project evaluation which included the impact of a finalized agreement with the Government of Newfoundland and Labrador on a competitive royalty framework for the project. This amended royalty structure provides safeguards to the project’s economics in periods of low commodity prices.

“This project is expected to extend the production life of the White Rose field, securing long-term value for shareholders and the people of Newfoundland and Labrador,” says Shelley Powell, Senior Vice President of Exploration and Production, and In Situ. “The decision to restart the West White Rose project and increase our interest underscores Suncor’s confidence in East Coast Canada’s energy future, the importance of our offshore business within our integrated model and the positive role of Canadian oil and gas from a global energy security and ESG perspective.”

Suncor will assume capital commitments on the 12.5% additional interest on a go-forward basis only. No significant capital spend is expected before 2023.

The White Rose asset joint venture owners are Cenovus (operator) and Suncor. The West White Rose Project joint venture owners are Cenovus (operator), Suncor and Nalcor.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding the West White Rose project and White Rose asset, including: the expectation that the project will extend the production life of the White Rose field, securing long-term value for shareholders and the people of Newfoundland and Labrador; and the expectation there will not be a significant capital spend before 2023. Some of the forward-looking statements and information may be identified by words like “plans”, “planned”, “objective”, “potential”, “continue”, “intended” and similar expressions.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders each dated February 23, 2022 and Suncor's Form 40-F dated February 24, 2022 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor’s operations include oil sands development and upgrading, offshore oil and gas, petroleum refining in Canada and the U.S., and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations).  Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen.  Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.  Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP.  Suncor is also listed on the UN Global Compact 100 stock index.  Suncor’s common shares (symbol:  SU) are listed on the TSX and NYSE.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

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